[Speedemissions, Inc. Letterhead]

December 11, 2007

Amanda McManus

Branch Chief - Legal

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Speedemissions, Inc.

Registration Statement on Form SB-2 filed October 16, 2007

Dear Ms. McManus:

We are in receipt of your letter dated November 9, 2007 and appreciate your comments on the Registration Statement on Form SB-2 (the “Registration Statement”) filed by Speedemissions, Inc. (“the Company”) on October 16, 2007. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the enhancements outlined in your letter.

We will respond to the comments and amend the disclosures in the Registration Statement filed on October 16, 2007 as outlined below. A number of our responses describe the basis for the current presentation of information, or present the Company’s belief that the requested information is not material and a proposal that the Company adopt the suggested disclosure on a prospective basis in future filings. Consequently, the Company is not filing an amended Registration Statement with this response letter and has elected to wait and amend the Registration Statement at such time as it receives your responses to this letter. Our responses below are in the sequence of your comments in your letter, and each comment is reprinted in bold and italics prior to our response in order to aid your review.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments, or changes in response to Staff comments, in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Prospectus

General

1. Please provide a reasonably detailed table of contents to the prospectus. Refer to Item 502(a) of Regulation S-B.

We intend to amend our Registration Statement to include a detailed table of contents to the prospectus.

Amanda McManus

December 10, 2007

Cover

2. We note on the cover that the offering is for up to 40,652,438 shares of common stock. However, you state that the offering will terminate when all “40,652,436” shares are sold. We also note that the number of shares to be registered in the “Calculation of Registration Fee” table does not correspond to the amount disclosed throughout the prospectus. Please revise or explain the discrepancy.

We intend to make the necessary revisions so that the correct number of shares offered (40,652,438 shares) is listed throughout the Registration Statement. These revisions include the following changes to the “Calculation of Registration Fee” table, so that the number of shares listed to be registered is consistent throughout the Registration Statement.

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock of certain selling securityholders	2,127,150	0.245	(1)	$521,152	$16.00
Common Stock underlying the exercise of warrants held by certain warrantholders	15,487,789	0.64	(2)	$9,912,185	$304.30
Common Stock underlying the conversion of Series A preferred stock	4,277,499	1.20		$5,132,999	$157.58
Common Stock underlying the conversion of Series B preferred stock	18,760,000	0.34		$6,378,400	$195.82
Total Registration Fee					$673.70

Prospectus Summary, page 1

3. Please briefly describe how your business generates revenue. Please also include a paragraph to disclose your revenues, assets, and losses for the most recent audited period. This snapshot will help investors evaluate the disclosure as they read the filing.

We intend to remove the heading “Speedemissions, Inc.” so that all of the information currently on page 1 of the Registration Statement will be under the “Prospectus Summary” heading. We then intend to replace the first two paragraphs currently in the “Speedemissions, Inc.” section with the following:

Our Business

Speedemissions, Inc. performs vehicle emissions testing and safety inspections in certain cities in which vehicle emissions testing is mandated by the Environmental Protection Agency (EPA). As of November 30, 2007, we operated 37 vehicle emissions testing and safety inspection stations under the trade names of Speedemissions (Atlanta, Georgia); Mr. Sticker (Dallas and Houston, Texas);

Amanda McManus

December 10, 2007

and Just Emissions (Salt Lake City, Utah). We also operate four mobile testing units in the Atlanta, Georgia area.

We use computerized emissions testing and safety inspections equipment that test vehicles for compliance with vehicle emissions and safety standards. Our revenues are generated from the test or inspection fee charged to the registered owner of the vehicle. We do not provide automotive repair services.

In the past three years, we have acquired some of our competitors in the Atlanta, Georgia, Houston, Texas and Salt Lake City areas. In November 2007, we began expanding our operations into Dallas, Texas and St. Louis, Missouri. Our plans for expansion into these new and existing markets will encompass opening a total of thirteen stations in Dallas, four stations in St. Louis and one station in Houston by March 31, 2008. We continually reassess our store rollout plans based on numerous factors including the overall environment of the emissions testing industry, our access to working capital and external financing and the availability of suitable locations. This growth may be curtailed if we do not have adequate working capital, access to financing, as a cost containment initiative, or if we are unable to obtain the standard emission and safety station licensing approval from the respective state regulatory agencies for each location.

We reported our most recent audited financial statements for the twelve months ended December 31, 2006 on Form 10-KSB. We reported revenues of $9,480,097 and a net loss of $1,332,206. This net loss included a non-cash charge of $1,071,007 from goodwill and related asset impairment. Excluding the non-cash charge for goodwill and related asset impairment, our net loss was $261,199. We also reported current assets of $545,161, property and equipment less accumulated depreciation and amortization of $1,229,329, goodwill of $7,100,572 and other assets of $59,926 as of December 31, 2006.

In their report dated March 16, 2007, our independent auditors stated that our financial statements for the years ended December 31, 2006 and 2005 were prepared assuming that we would continue as a going concern. However, our independent auditors raised substantial doubt about our ability to continue as a going concern due to our recurring losses from operations, operating cash flow deficiencies, and our limited capital resources. Our future success and ability to continue as a going concern is contingent upon, among other things, the ability to achieve and maintain satisfactory levels of profitable operations, obtain and maintain adequate levels of debt and equity financing for expansion, and provide sufficient cash from operations to meet current and future obligations.

We also intend to change the “Corporate Information” heading to “Corporate Structure and Principal Executive Offices.” The following is the information that will be provided under this new heading:

Amanda McManus

December 10, 2007

We were incorporated as SKTF Enterprises, Inc. in Florida in March 2001. In June 2003, we acquired Speedemissions, Inc., a Georgia corporation in the business of vehicle emissions testing since May 2000. In connection with the acquisition, we changed our name to Speedemissions, Inc. in September 2003.

Our principal offices are located at 1015 Tyrone Road, Suite 220, Tyrone, Georgia 30290, and our telephone number is (770) 306-7667. Our website address is www.speedemissions.com. Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.

4. We note your disclosure on page 2 and page 26 that your independent auditors have substantial doubt about your ability to continue as a going concern. Please provide this information in the forefront of the “Speedemissions, Inc.” section of the summary.

We intend to provide this information in the “Our Business” section of the Registration Statement. Please refer to the fifth paragraph of our response to comment 3 above for this information.

The Offering, page 1

5. Please revise the second paragraph to say “sale” rather than “resale” and revise throughout the document accordingly.

We intend to make the suggested revision (use of the word “sale” rather than “resale”) in the second paragraph in the “Offering” section. The word “resale” will also be deleted the three times it currently appears in the “Risk Factors” section.

6. We note your statement in the second paragraph under this heading that you will use any proceeds from the exercise of warrants to finance acquisitions, among other things. Please disclose whether any acquisitions are currently contemplated.

We intend to add the following sentence after the last sentence of the second paragraph in the “The Offering” section:

There are no acquisitions currently being contemplated by the Company.

Risk Factors, page 2

7. Revise to include a risk factor discussing the fact that your near term growth is expected to be financed through debt and equity offerings and the attendant risks.

We intend to insert the following disclosure with the heading “Our near term growth is expected to be financed through debt, equity offerings and cash flows from operations” immediately following the risk factor with the heading “There is an extremely limited market for our stock”:

Amanda McManus

December 10, 2007

Our expansion into Dallas, Texas and St. Louis, Missouri in 2007 and 2008 is expected to be financed through debt, equity offerings and cash flow from operations. We cannot be certain that we will be successful in securing debt, completing equity offerings, or in generating sufficient cash flows from operations. Our growth and expansion may be curtailed if we are unable to secure equipment leases, loans, equity or generate sufficient cash flows to fund the growth and expansion.

8. Please create a risk factor to disclose the conflicts of interest faced by your officers, directors and affiliates, as applicable. We note your disclosure that you have exchanged promissory notes into common stock shares for services rendered by Calabria Advisors, LLC, an entity controlled by your CEO.

We do not believe that a risk factor is applicable because no conflicts of interest currently exist with respect to Calabria Advisors, LLC. Calabria Advisors does not provide any services to us and is now a non-operating entity. Calabria Advisors owns less than 1% (0.2%) of our total outstanding common stock and does not hold any other securities, whether equity or debt, of the Company. In addition, there are no other relationships involving our officers, directors or affiliates that could create potential conflicts of interest.

We have a limited operating history...upon which you may evaluate our performance, page 2

9. Where possible, please expand the disclosure to quantify your recent losses for the most recent audited period and your limited capital resources. Please revise the risk factor so that it specifically tailors to your business.

We intend to insert the following information after the first sentence in the “We have a limited operating history and limited historical financial information upon which you may evaluate our performance” risk factor:

We have incurred net losses of $1,332,206 and $3,688,638 for the years ended December 31, 2006 and 2005, respectively. We generated profit of $66,377 for the nine months ended September 30, 2007. As of September 30, 2007 and December 31, 2006, we had cash on hand of $946,576 and $320,231 respectively, working capital of $449,010 and a working capital deficit of $430,792, respectively, an accumulated deficit of $11,699,283 and $11,765,660 respectively, and a total stockholders’ equity of $8,433,033 and $7,845,187, respectively.

Because the vehicle emissions testing industry is highly competitive, we may lose customers and revenues to our competitors, page 4

10. Where possible, please expand the disclosure to quantify the number of competitors in your industry so that the investor may have an understanding of the market. We note your

Amanda McManus

December 10, 2007

disclosure on page 21 that in the State of Georgia there are approximately 700 licensed testing centers.

We intend to insert the following information after the first sentence in the “Because the vehicle emissions testing industry is highly competitive, we may lose customers and revenues to our competitors” risk factor:

The markets we operate in are highly fragmented and our competitors generally consist of independent auto repair service providers, service stations, oil and tire repair stores and independent test-only facilities that may only operate a single station. We estimate our total number of competitors to be several thousand across all the markets in which we operate. For example, the 2006 list of licensed testing sites provided by the State of Georgia contains approximately 700 licensed test sites.

Use of Proceeds, page 7

11. Please quantify the maximum proceeds you could receive if all warrants held by selling shareholders were exercised.

We intend to add the following sentence after the second sentence of the first paragraph in the “Use of Proceeds” section:

If all of our warrantholders exercise their warrants, the aggregate amount of proceeds we would receive is $9,840,143.

Selling Security Holders, page 8

12. Please revise to describe how each selling security holder obtained their shares. Additionally, ensure that all agreements defining the rights of the security holders between a selling security holder and you are filed as exhibits to the registration statement. See paragraphs (b)(4) and (b)(10) of Item 601 of Regulation S-B.

We intend to revise the “Selling Security Holders” table by deleting footnote 3 and by inserting several footnotes and by completely renumbering the footnotes. Please refer to footnotes 3, 7, 9, 15, 17 and 19 in the table below about how each selling securityholder obtained their shares. We also intend to insert Exhibit 10.25 on page II-4 as follows:

Subscription and Securities Purchase Agreement between Speedemissions, Inc., and GCA Strategic Investment Fund dated January 21, 2004 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 21, 2004 and filed with the Commission on January 29, 2004).

Amanda McManus

December 10, 2007

Selling Shareholder	Outstanding Shares offered for sale		Shares underlying Warrants or Preferred Stock offered for sale		Total Shares to be offered for sale	Outstanding Shares owned after offering	Percentage of Shares owned after offering
Barron Partners LP (1)	-0-		31,347,430	(2)(3)	31,347,430	134,500	2.6%
GCA Strategic Investment Fund Limited (4)(5)(6)	1,860,000	(7)	3,103,333	(8)(9)	4,963,333	-0-	*
Michael S. Brown (10)	12,500	(7)	-0-		12,500	30,000	*
Global Capital Funding Group L.P. (11)(12)(13)	-0-		3,574,167	(14)(15)	3,574,167	-0-	*
Gerald Amato (16)	100,000	(7)	70,000	(17)	170,000	-0-	*
Robert L. Bilton	15,000	(7)	-0-		15,000	-0-	*
Stephen Booke (16)	20,000	(7)	10,000	(17)	30,000	-0-	*
Richard A. Parlontieri (18)	100,000	(7)	15,000	(19)	115,000	52,500	1.0%
Michael Vuocolo	7,150	(7)	-0-		7,150	-0-	*
Total	2,127,150		38,119,930	(20)	40,247,080	-0-	3.6%

*	less than 1%
1.	Barron Capital Advisors, LLC is the General Partner with voting or dispositive power over the shares for Barron Partners LP. Andrew B. Worden is the Managing Director of Barron Capital Advisors, LLC.
2.	Includes 4,195,810 shares of common stock which may be acquired upon the exercise of warrants at $0.90; 4,195,810 shares of common stock which may be acquired upon the exercise of warrants at $0.60; 4,195,811 shares of common stock which may be acquired upon the exercise of warrants at $0.30; and 18,760,000 shares of common stock which may be acquired upon the exercise of 2,481,482 shares Series B Convertible Preferred Stock.
3.	Received all Series B Convertible Preferred Stock and a portion of the warrants pursuant to the Preferred Stock Purchase Agreement dated June 30, 2005; received a portion of the warrants pursuant to the Amendment to Preferred Stock Purchase Agreement dated August 4, 2005; received a portion of the warrants pursuant to the Settlement Agreement and General Release dated October 14, 2005.
4.	Lewis N. Lester and Michael S. Brown have shared voting or dispositive power over the shares for GCA Strategic Investment Fund Limited.
5.	GCA Strategic Investment Fund Limited is an affiliate of Colony Park Financial Services, LLC, who is a registered broker-dealer. Global Capital Advisors Ltd. owns 98% of the total interest in Colony Park Financial Services, LLC. Lewis N. Lester, Director, has (along with Michael S. Brown) voting and disposition power over the shares of GCA Strategic Investment Fund Limited. Mr. Lester disclaims beneficial ownership of any of the shares of common stock held by GCA Strategic Investment Fund Limited. Lewis N. Lester has sole voting or dispositive power over Global Capital Advisors Ltd. Because of this common ownership and control, GCA Strategic Investment Fund Limited is an affiliate of Colony Park Financial Services, LLC.
6.	Relationship with the Company is that a former officer at GCA Strategic Investment Fund Limited, Bradley A. Thompson, is now a director of the Company; GCA Strategic Investment Fund Limited is also a 10% or more owner of the Company and, therefore, an affiliate.
7.	Received the shares pursuant to a private placement transaction on September 24, 2007.

Amanda McManus

December 10, 2007

8.	Includes 3,103,333 shares of common stock which may be acquired upon the exercise of 3,724 shares of Series A Convertible Preferred Stock.
9.	Received the Series A Convertible Preferred Stock pursuant to the Subscription and Securities Purchase Agreement dated January 21, 2004.
10.	Michael S. Brown is an affiliate of Colony Park Financial Services, LLC, who is a registered broker-dealer. Michael S. Brown is affiliated with Global Capital Advisors Ltd. which, in turn, owns 98% of the total interest in Colony Park Financial Services, LLC.
11.	Global Capital Management Services, Inc., as General Partner, has voting or dispositive power over the shares for Global Capital Funding Group LP. Global Capital Advisors Ltd., as the sole owner, has voting or dispositive power over Global Capital Management Services, Inc. Lewis N. Lester has sole voting or dispositive power over Global Capital Advisors Ltd.
12.	Global Capital Funding Group LP is an affiliate of Colony Park Financial Services, LLC, who is a registered broker-dealer. Global Capital Advisors Ltd. owns 98% of the total interest in Colony Park Financial Services, LLC. Global Capital Advisors Ltd. also owns 100% of the total interest in Global Capital Management Services, Inc. which, in turn, is the General Partner of Global Capital Funding Group LP. Because of this common ownership, Global Capital Funding Group LP is an affiliate of Colony Park Financial Services, LLC.
13.	Relationship with the Company is that a former officer at Global Capital Funding Group LP, Bradley A. Thompson, is now a director of the Company.
14.	Includes 800,000 shares of common stock which may be acquired upon the exercise of warrants at $0.90; 800,000 shares of common stock which may be acquired upon the exercise of warrants at $0.60; 800,000 shares of common stock which may be acquired upon the exercise of warrants at $0.30; and 1,174,167 shares of common stock which may be acquired upon the exercise of 1,409 shares of Series A Convertible Preferred Stock.
15.	Received the Series A Convertible Preferred Stock and the warrants pursuant to the Settlement Agreement and General Release dated October 14, 2005.
16.	Relationship with the Company is as an employee of Booke & Company, which is the investor relations firm for the Company.
17.	Received the warrants from a private placement transaction on April 1, 2006.
18.	Mr. Parlontieri is the Chief Executive Officer, President, Secretary and a director of the Company.
19.	Received the warrants as incentive compensation on February 22, 2005.
20.	The total has been rounded up to the nearest whole number to reflect fractional shares that may occur as a result of the calculations when converting the derivative securities to the underlying common stock.

13. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities. We note your disclosure that Michael Brown has shared voting or dispositive power over securities held by GCA Strategic Investment Fund Limited (“GCA”). Please revise to disclose that Mr. Brown shares the voting power jointly with Lewis Lester, the sole voting member of Global Capital Advisors, LLC (sic). Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

Please refer to the revised “Selling Security Holders” table above in our response to comment 12. Specifically reference footnotes 1, 4, and 11 about the voting or dispositive power of the entities who are selling securityholders. Please note that all of the selling securityholders who are individuals have voting or dispositive power over their shares.

14. In your table, please revise to clearly indicate the relationship, if any, the selling security holder has had within the past three years with you or any of your affiliates. Refer to Item 507 of Regulation S-B.

Amanda McManus

December 10, 2007

Please refer to the revised “Selling Security Holders” table above in our response to comment 12. Specifically reference footnotes 6, 13, 16 and 18 to see the selling securityholders’ relationships with the Company.

15. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

The Company has received a Form of Selling Securityholder Notice and Questionnaire (“Questionnaire”) from each selling securityholder, where the securityholder has made a representation as to whether or not they are a broker-dealer, or an affiliate of a broker-dealer, registered pursuant to Section 15 of the Exchange Act.

Please refer to the revised “Selling Security Holders” table above in our response to comment 12. Specifically reference footnotes 5, 10 and 12 to identify each selling securityholder that has identified itself as a registered broker-dealer, or as an affiliate of a registered broker-dealer. There are no other selling securityholders who are registered broker-dealers or affiliates of broker-dealers.

Global Capital Funding Group LP, GCA Strategic Investment Fund Limited, and Michael S. Brown, who have identified themselves as affiliates of broker-dealers, did not receive the securities as underwriting compensation.

16. Please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities,

•	the circumstances under which the selling shareholders received the securities,

•	the selling shareholders’ relationship to the issuer,

•	the amount of securities involved,

•	whether the sellers are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As part of the Questionnaire that the Company has received from each selling securityholder, such securityholders have made a representation as to whether or not they are an “affiliate” of a broker-dealer registered pursuant to Section 15 of the Exchange Act. Each selling securityholder that identified itself as a affiliate of the broker-dealer also represented in the Questionnaire that they acquired the Securities in the ordinary course of business and at the time of their purchase, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the Securities. None of the selling securityholders are in the business of underwriting securities. We have also considered the circumstances surrounding

Amanda McManus

December 10, 2007

how each securityholder received the securities (please see footnotes 3, 7, 9, 15, 17 and 19 in our response to comment 12 above) and all of the securityholders’ relationships to the Company (please see footnotes 6, 13, 16 and 18 in our response to comment 12 above). None of the circumstances surrounding the offering indicate that any of the selling securityholders are acting as a conduit for the issuer. Based on the above, we have concluded that the resale of securities by the securityholders indicated in the “Selling Security Holders” table is not an indirect primary offering.

17. Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•	the seller purchased in the ordinary course of business and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly. with any person to distribute the securities.

We intend to insert the following information immediately after the “Selling Security Holder” table:

As part of the Questionnaire that the Company has received from each selling securityholder, such securityholders have made a representation as to whether or not they are an “affiliate” of a broker-dealer registered pursuant to Section 15 of the Exchange Act. Each selling securityholder that identified itself as an affiliate of the broker-dealer also represented in the Questionnaire that they acquired the Securities in the ordinary course of business and at the time of their purchase, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the Securities.

Directors, Executive Officers, Promoters, and Control Persons, page 11

18. Please revise the table and the disclosure to state that Mr. Parlontieri is your chief executive officer. We also note that on your website you listed Randy M. Dickerson as your executive vice president and chief operations officer. Please revise the table and the disclosure to include Mr. Dickerson or advise us accordingly.

We intend to revise the table to show that Mr. Parlontieri is the Chief Executive Officer, President, Secretary and a director of the Company.

We believe that Mr. Dickerson should not be included in the table, as he does not meet the definition of an “executive officer” as defined by Rule 3b-7 of the Exchange Act. In addition, Mr. Dickerson has no policy making functions or authority within the Company or its subsidiaries.

Amanda McManus

December 10, 2007

19. Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held so that the investor may gain an understanding of the experience of your executives and officers. Refer to Item 401 of Regulation S-R.

We intend to update the information about our directors and officers to include the employment dates and job titles that you requested.

20. We note your disclosure that certain of your directors have served “on the boards of numerous public and private companies.” Where applicable, disclose other directorships held at public companies by your executives and directors.

As Mr. Thompson does not currently sit on the board of directors of any company other than the Company, we intend to delete the last sentence in the fifth paragraph in the “Directors, Executive Officers, Promoters, and Control Persons” section. None of the other listed directors or executives currently sit on the board of directors of another company.

Compensation Committee, page 12

21. Please disclose in reasonably complete detail the role of Mr. Parlontieri in your compensation processes and his input during the crafting of compensation packages.

We intend to amend the Registration Statement to include a discussion of Mr. Parlontieri’s role in the Company’s compensation processes. Mr. Parlontieri makes recommendations to the compensation committee regarding the structure of compensation packages and discusses such recommendations with the committee. Mr. Parlontieri recuses himself from decisions regarding his own compensation.

Description of Business, page 19

22. Revise to describe the settlement agreement you entered into with 2 of your shareholders.

The following information will be inserted after the “Employee” section with the heading “Settlement Agreement with Certain Shareholders:”

On June 30, 2005, we entered into a Preferred Stock Purchase Agreement (the “Barron Agreement”) with Barron Partners LP (“Barron”) pursuant to which Barron purchased $6,420,000 of our Series B Convertible Preferred Stock, along with warrants to purchase 2,500,000 shares of our common stock at an exercise price of $2.40 per share for a period of five years, and warrants to purchase 1,890,000 shares of our common stock at an exercise price of $4.80 per share for a period of five years. On August 4, 2005, we entered into an Amendment to Stock Purchase Agreement which modified the Barron Agreement to, among other things, increase the warrants to 2,621,496 shares at $2.40 per share and 1,965,935 shares at $4.80 per share, respectively.

Amanda McManus

December 10, 2007

On August 23, 2005, GCA Strategic Investment Fund Limited (“GCA”), the holder of all 2,500 shares of our Series A Convertible Preferred Stock then issued and outstanding, notified us that as a result of the Barron Agreement and pursuant to Section 9 of the Certificate of Designation of Series A Convertible Preferred Stock, the conversion ratio of our Series B Convertible Preferred Stock was automatically incorporated into the rights of the Series A Convertible Preferred Stock (referred to herein as the “Dispute”). We resolved this Dispute by entering into a Settlement Agreement with GCA, Barron, and Global Capital Funding Group, LP (“GCFG,” and collectively with GCA and Barron referred to herein as the “Investors”) with all parties agreeing to the following terms:

•

GCFG converted all amounts due and owing under the Speedemissions, Inc. Secured Promissory Note dated December 30, 2004, in the principal amount of $1,285,000 plus accrued interest of $124,288 into (i) 1,409 shares of Series A Convertible Preferred Stock with rights and preferences outlined in the Amended Certificate of Designation of our Series A Convertible Preferred Stock and (ii) a warrant to purchase 2,400,000 shares of our common stock at an exercise price of $1.20 per share for a period of five years;

•

GCA consented to the Amended Certificate of Designation of our Series A Convertible Preferred Stock, including a new conversion price of $1.20 per share of common stock and no dividend rights, and converted all amounts due and owing, including accrued interest of $160,705, under the $350,000 principal amount promissory note dated January 26, 2005, the $300,000 principal amount promissory note dated August 2, 2001, and the $110,000 principal amount promissory note dated August 7, 2004 and $302,847 in cumulative dividends due and owing under the existing 2,500 shares of our Series A Convertible Preferred Stock into (i) 1,224 shares of Series A Convertible Preferred Stock, (ii) a warrant to purchase 1,600,000 shares of our common stock with an exercise price of $1.20 per share of common stock for a period of five years, and (iii) an amended warrant agreement dated January 26, 2005 to purchase 250,000 shares of common stock reducing the exercise price from $2.40 to $1.20 per share;

•

Barron agreed to the issuance of the GCA Stock, the GCFG Stock, and the GCFG Warrant, and to the Amended Certificate of Designation in exchange for a warrant to purchase 4,000,000 shares of our common stock with an exercise price of $1.20 per share of common stock for a period of five years; and

•

Speedemissions, GCFG, GCA, and Barron agreed to release each other of all claims, agreements, contracts, covenants, representations, obligations, losses, liabilities, demands and causes of action which it may now or hereafter have or claim to have against each other, as a result of the Dispute.

In connection with the Settlement Agreement, we also amended certain Common Stock Purchase Warrants held by the Investors effective October 14, 2005:

Amanda McManus

December 10, 2007

•

We executed an Amendment No. 1 to the First Restated Common Stock Purchase Warrant “A” to purchase 2,621,496 shares of common stock held by Barron reducing the exercise price from $2.40 per share to $1.20 per share.

•	We executed an Amendment No. 1 to the Common Stock Purchase Warrant “B” to purchase 1,965,935 shares of common stock held by Barron reducing the exercise price from $4.80 per share to $1.20 per share.

•	We executed an Amendment No. 1 to the Warrant to purchase 250,000 shares of common stock held by GCA reducing the exercise price from $1.25 per share to $1.20 per share.

•	We executed an Amendment No. 1 to the Warrant to purchase 10,000 shares of common stock held by GCA reducing the exercise price from $3.57 per share to $1.20 per share.

As part of the Settlement Agreement, we entered into an Exchange Agreement with GCFG dated effective as of October 14, 2005 exchanging the GCFG Stock and the GCFG Warrant for the GCFG Note.

In conjunction with the GCFG Exchange Agreement, we granted to GCFG registration rights with respect to the resale of the shares of common stock underlying the warrants and preferred stock issued to GCFG. Pursuant to the Registration Rights Agreement with GCFG dated October 14, 2005, we agreed to prepare and file a registration statement for the resale of the shares of common stock underlying the GCFG Stock and GCFG Warrant and to use our best efforts to cause the registration statement to be declared effective.

As part of the Settlement Agreement, we entered into an Exchange Agreement with GCA dated effective as of October 14, 2005 exchanging the GCA Stock and the GCA Warrant for the following debt and rights held by GCA: (i) the $300,000 Note; (ii) the $110,000 Note; (iii) the $350,000 Note and (iv) $302,847 in cumulative dividends due and owing under the then existing 2,500 shares of the Series A Convertible Preferred Stock.

In conjunction with the GCA Exchange Agreement, we granted to GCA registration rights with respect to the resale of the shares of common stock underlying the warrants and preferred stock issued to GCA. Pursuant to a Registration Rights Agreement with GCA dated October 14, 2005, we agreed to prepare and file a registration statement for the resale of the shares of common stock underlying the GCA Stock and GCA Warrant and to use our best efforts to cause the registration statement to be declared effective.

Management’s Discussion and Analysis, page 25

23. We note the disclosure in this section and throughout the prospectus regarding issuance of certain securities in exchange for outstanding promissory notes issued by you. Please clarify in this section whether there are outstanding promissory notes issued by the

Amanda McManus

December 10, 2007

company. If so, please create a risk factor in the risk factor section to describe the risks associated with such outstanding promissory notes.

There are no outstanding promissory notes or bank debt, so we do not believe that a risk factor is necessary. We intend to add the following sentence as the last paragraph in the “Liquidity and Capital Resources” section:

As of September 30, 2007, there were no outstanding promissory notes or bank debt.

24. Revise to update the fourth sentence of the final paragraph on page 25.

We intend to replace the information found in the “Overview” section with the following:

As of December 31, 2006 and September 30, 2007, we operated 34 and 35 vehicle emissions testing stations, respectively, and four mobile units in three separate markets, greater Atlanta, Georgia, Houston, Texas and greater Salt Lake City, Utah. We had three new stores under construction in the Houston market. Two of these three stores have opened and we expect the third to open in the first quarter of 2008. We do not provide automotive repair services at our centers because we believe that it inhibits our ability to provide timely customer service and creates a perception that our test results might be compromised.

In the past three years, we have acquired some of our competitors in the Atlanta, Georgia; Houston, Texas and Salt Lake City, Utah areas. In November 2007, we began expanding our operations into Dallas, Texas and St. Louis, Missouri. Our plans for expansion into these new and existing markets will encompass opening a total of thirteen stations in Dallas and four stations in St. Louis and one station in Houston by March 31, 2008. We continually reassess our store rollout plans based on numerous factors including the overall environment of the emissions testing industry, our access to working capital and external financing and the availability of suitable locations. This growth may be curtailed if we do not have adequate working capital, access to financing, as a cost containment initiative, or if we are unable to obtain the standard emission and safety station licensing approval from the respective state regulatory agencies for each location.

As a result of our growth plans, our biggest challenge will be managing our growth and integrating our acquisitions. We have tried to attract qualified personnel to assist us with this growth, while keeping our overhead expenses manageable. We have not consistently operated at a profit, however we operated on a positive cash flow basis for the year ended 2006. We will have to continue to fund our operations through existing cash flow, and our acquisitions, with capital raised from selling our stock and/or acquiring debt.

Amanda McManus

December 10, 2007

We charge a fee to perform each test, and a portion of that fee is passed on to the state governing agency. In Georgia, the maximum fee that we can charge is $25.00, and a fee of $4.02 is paid to the State of Georgia. In Texas, the maximum fee that we can charge is $39.75, for both an emissions test and a safety inspection, and a fee varying between approximately $5.50 and $14.25 per certificate, depending on the type of test is paid to the State of Texas. In Utah, there is not a maximum fee that we can charge in Salt Lake County. We charge $38.00 for an emissions test and $17.00 for a safety inspection and remit a fee of $1.80 to Salt Lake County per emissions certificate and $2.00 to the Utah Highway Patrol for each safety inspection. There is a maximum of $25.00 and $17.00 that we can charge in Weber County, Utah for an emissions test and safety inspection respectively. A fee of $3.00 is remitted to the County per emissions certificate and a $2.00 fee is remitted to the Utah Highway Patrol for each safety inspection. We currently operate seven stores in Salt Lake County and one store in Weber County.

Results of Operations, page 26

25. We note that you include a discussion of the results of operations for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Please revise to include a discussion of the results of operations for the 2007 interim period as compared to the 2006 interim period. Your liquidity section should also be revised to include a discussion of liquidity in the interim period. See Item 303(b)(2) of Regulation SB.

We intend to insert the following information immediately after the “Year ended December 31, 2006 compared to the year ended December 31, 2005” heading:

Nine Months Ended September 30, 2007 and 2006

Our revenue, cost of emission certificates, store operating expenses, general and administrative expenses and income from operations for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 were as follows:

	Nine Months Ended September 30		Percentage Change
	2007	2006
Revenue	7,406,415	7,286,789	1.6%
Cost of emission certificates	1,831,587	1,842,776	(0.6)%
Store operating expenses	4,284,209	4,155,151	3.1%
General and administrative expenses	1,210,034	1,081,971	11.8%

Income from operations	80,585	206,891	(61.0)%

Amanda McManus

December 10, 2007

Revenue. Revenue increased $119,626 or 1.6% to $7,406,415 in the nine months ended September 30, 2007 compared to $7,286,789 in the nine months ended September 30, 2006. The increase in revenue over the comparable period was primarily due to an increase in same store sales of $227,310 or 3.2%, an increase of $85,385 from three new stores that were not open for a full nine months in the period ended September 30, 2006, offset by the loss of $193,069 in revenue from the closure of a single store in Houston where the landlord sold the property upon the expiration of our lease in April 2006 and the closure of our Lawrenceville, Georgia store where Gwinnett County acquired the property for a road widening project.

Cost of emission certificates. Cost of emission certificates decreased $11,189 or (0.6%) in the nine month period ended September 30, 2007 and was $1,831,587 or 24.7% of revenues, compared to $1,842,776 or 25.3% of revenues in the nine months ended September 30, 2006. The decrease was primarily due to a decrease on April 1, 2006 in the cost of emission certificates in Salt Lake County Utah from $3.60 to $1.80 per certificate and a reduction in certificate costs of $60,458 resulting from the closure of the two stores discussed above. The decrease was offset by an increase in same store emissions tests performed which resulted in higher cost of emission certificates and an increase of $28,611 for tests performed at new stores that have opened since August 2006.

Store operating expenses. Store operating expenses increased $129,058, or 3.1% in the nine month period ended September 30, 2007 and was $4,284,209 or 57.8% of revenues, compared to $4,155,151 or 57.0% of revenues in the nine month period ended September 30, 2006. The increase was primarily due to $254,054 in new store operating expenses. Also contributing to the increase were higher personnel costs from the implementation of store employee incentives and additional personnel required to provide our customers with improved service and customer satisfaction. The increase was offset by a decrease in same store operating expenses of $39,567 and a decrease of $83,729 resulting from the closure of the two stores discussed above.

General and administrative expenses. Our general and administrative expenses increased $128,063, or 11.8% to $1,210,034 in the nine month period ended September 30, 2007 from $1,081,971 in the nine month period ended September 30, 2006. The increase in general and administrative expenses was primarily due to an increase in Sarbanes Oxley compliance costs, consulting, legal and accounting fees and stock option compensation expense.

(Gain) loss from disposal of non-strategic assets, Interest Expense, Net Income and Earnings Per Share Our (gain) loss from disposal of non-strategic assets, interest expense, net income (loss) and earnings per share for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 is as follows:

Amanda McManus

December 10, 2007

	Nine Months Ended September 30
	2007	2006
Income from operations	80,585	206,891
(Gain) loss from disposal of non-strategic assets	11,735	(9,993)
Interest expense, net	2,473	8,158

Net Income	66,377	208,726

Basic income per share	0.02	0.07

Diluted income per share	0.01	0.03

Weighted average shares outstanding, basic	3,051,881	2,852,140

Weighted average shares outstanding, diluted	7,330,940	7,417,138

During the nine months ended September 30, 2007, the Company incurred a loss of $11,735 on the disposal of non-strategic assets associated with the store closings as discussed above as compared to a gain of $9,993 in the comparable period ended September 30, 2006.

Our net interest expense decreased $5,685 during the nine months ended September 30, 2007 and was $2,473 compared to $8,158 for the nine months ended September 30, 2006. The Company repaid debt in April 2007, which resulted in the lower interest expense.

During the nine months ended September 30, 2007, we had net income of $66,377 or $0.02 per weighted-average share-basic and $0.01 per weighted-average share-diluted. During the nine months ended September 30, 2006, we reported net income of $208,726 or $0.07 per weighted-average share basic and $0.03 per weighted-average share-diluted.

We also intend to revise our liquidity section as follows:

First, we intend to insert the following as the first paragraph under the “Cash Requirements” heading, currently on page 28:

For the nine months ended September 30, 2007 and September 30, 2006, our net cash provided by operating activities was $352,834 and $415,965. Positive operating cash flows during the nine months ended September 30, 2007 were primarily created by net income of $66,377, a decrease in other current assets of $40,417, depreciation and amortization of $203,928, losses recognized from the sale of non-strategic assets of 11,735 and share based compensation expenses of $98,149, partially offset by a decrease of $45,835 in accounts payable and accrued liabilities and an increase in other assets of $21,937. Positive operating cash flows during the nine months ended September 30, 2006 were

Amanda McManus

December 10, 2007

primarily created by a net income from operations of $208,726, from non-cash stock related expenses of $133,578 plus depreciation and amortization of $291,439, partially offset by a decrease of $168,345 in accounts payable and accrued liabilities and an increase in other current assets of $27,915 and an increase in other assets of $11,525.

Second, we intend to insert the following information, replacing the first paragraph under the “Sources and Uses of Cash” heading, currently found on page 28:

Net cash provided by (used in) investing activities was $72,603 and ($238,830) for the nine months ended September 30, 2007 and 2006, respectively. The investing activities during the nine months ended September 30, 2007 were due to proceeds of $211,094 received from the sale of equipment and our Lawrenceville, Georgia location to Gwinnett County for a road widening project and capital expenditures related to the building of new stores and the purchase of equipment in the amount of $138,491. The cash used in investing activities during the nine months ended September 30, 2006 included capital expenditures related to the building of new stores and other property and equipment in the amount of $153,684 and payment of $100,000 previously withheld for contingent liabilities on the acquisition price of Just, Inc., offset by the receipt of $14,854 related to the sale of emissions testing equipment. Management continuously reviews industry and economic conditions to identify opportunities to pursue acquisitions of competitors and we expect to invest in new stores in new and existing markets.

Net cash used in investing activities was $281,489 and $5,413,846, respectively, for the years ended December 31, 2006 and 2005. The investing activities during 2006 and 2005 involved primarily $100,000 and $5,314,273 used in the acquisition of businesses and capital expenditures of $196,343 and $133,573, respectively.

Net cash provided by (used in) financing activities was $200,908 and ($16,419) for the nine months ended September 30, 2007 and 2006, respectively. During the nine months ended September 30, 2007, we received proceeds from the sale of common stock of $319,072, repaid $111,747 in debt and made payments of $6,417 on capital leases. Net cash used in financing activities during the nine months ended September 30, 2007 and 2006 resulted primarily from the payment of capital leases.

Description of Property, page 31

26. We note your disclosure that you lease the land and buildings in connection with your existing emissions testing facilities. However, on page F-10 you state that a loan made in December 2006 was secured by real property owned by the company. Please revise the disclosure or explain the discrepancy.

Amanda McManus

December 10, 2007

The updated description of property, as of November 30, 2007, is accurate as all 37 of our properties are leased. We did own the land and building for one location on December 31, 2006. Please refer to “Note 12: Subsequent Events” (page F-23) in the audited financial statements for a discussion of the disposal of the property in January 2007.

Market for Common Equity and Related Shareholder Matters, page 32

27. Revise to show share prices without giving effect to the 1-for-10 split.

We intend to replace the second paragraph and the first section (“Fiscal year ended December 31, 2005:”) of the “Market for Common Equity and Related Shareholder Matters” section with the following information:

The following table sets forth, for the periods indicated, the high and low bids of our common stock (without giving effect to the 1-for-10 reverse stock split on January 20, 2006). The following quotations reflect inter-dealer prices, without retail markup, mark-down or commission, and may not represent actual transactions.

Fiscal year ended December 31, 2005:	High	Low
First Quarter	$0.49	$0.24
Second Quarter	$0.31	$0.15
Third Quarter	$0.29	$0.07
Fourth Quarter	$0.15	$0.07

The remaining information in the table is correct since the time periods are after the reverse stock split and, therefore, does not need to be revised.

Executive Compensation, page 34

28. The summary compensation chart lists Mr. Parlontieri’s salary for 2006 as $188,962 while the disclosure regarding the employment agreement on page 35 stated that in January 2006 his salary was increased to $190,000. Please revise for consistency or advise. Please also provide a narrative description of any material factors necessary to an understanding of the officer compensation disclosed in the table. See Item 402(c) of Regulation S-B. Currently, there is only narrative discussion regarding the employment agreement with Mr. Parlontieri.

In 2006, Mr. Parlontieri’s W-2 wages were $188,962, which is less than the $190,000 per his contract. This discrepancy occurred because the first paycheck received by Mr. Parlontieri in 2006 was paid based on his prior year’s salary for the last week of December 2005.

Amanda McManus

December 10, 2007

We intend to insert the following as footnote 5 (applicable to Richard A. Parlontieri under the “All other compensation” column as “Chairman and CEO”) to the “Summary Compensation Table”:

(5) Includes automobile and expense allowance and fees received as a director.

We also intend to insert the following after the last paragraph of the “Employment Agreements and Compensation of Officers” section, currently on page 36 of the Registration Statement:

Michael S. Shanahan does not have an employment agreement with the Company. Mr. Shanahan’s annual salary in 2006 was $110,000. Mr. Shanahan does not receive an annual bonus or an expense allowance.

On December 15, 2005, Mr. Shanahan was granted options to purchase 20,000 shares of our common stock at an exercise price of $1.00, the fair market value of our common stock based on the closing bid price on the date of the grant. On October 1, 2006, Mr. Shanahan was granted options to purchase 200,000 shares of our common stock at an exercise price of $0.58, the fair market value of our common stock based on the closing bid price on the date of the grant One-third of the options vested immediately upon issuance and an additional one-third will vest on each of the annual anniversary dates of the grant and are exercisable for a period of ten years.

29. Your discussion of the employment agreement with your CEO includes various items of compensation that do not appear to be included in the summary compensation table. The summary compensation table should cover all compensation to your named executive, including but not limited to, the performance bonus and the automobile and expense allowance. Please refer to Item 402(a) of Regulation S-B.

All forms of compensation received by the directors and officers have been included in the summary compensation table. This includes wages and automobile and expense allowances (please see our response to comment 28, specifically our proposed footnote 5 to the “Summary Compensation Table”). There were no bonuses paid and no other forms of compensation paid to the directors or officers that are not listed.

30. We note that the employment agreement with your CEO provides for an annual bonus but you have not described the criteria to be applied in determining the annual bonus. Revise to discuss how the bonus amount is to be determined. Please refer to Item 402(c) of Regulation S-B and revise your disclosure accordingly.

We intend to insert the following after the third sentence in the first paragraph of the “Employment Agreements and Compensation of Officers” subsection, currently on page 35:

Amanda McManus

December 10, 2007

Mr. Parlontieri’s bonus plan in 2006 was structured so that the Board of Directors would evaluate the Company’s performance on increases in revenue and EBITDA. The thresholds of the bonus plan are set by the compensation committee. There were no bonuses paid or accrued to Mr. Parlontieri in 2006 and there are no plans to pay or accrue a bonus in 2007.

Available Information, page 37

31. Please note that the SEC’s address is 100 F Street, NW, Washington, DC 20549.

We intend to correct the address for the SEC in the amended Registration Statement.

Audited Financial Statements for the Year Ended December 31, 2006

Statements of Operations, page F-3

32. We note your presentation of (gain) loss from disposal of non-strategic assets as a component of non-operating income/loss on the face of the statement of operations. Please revise to present this (gain)/loss as a component of operating income/loss. See paragraph 45 of SFAS No. 144.

The classification of the disposal of non-strategic assets outside the loss from operations line does not materially distort our operating results for either year presented. We will change our presentation prospectively.

33. We note your presentation of warrant settlement expense on the face of the statement of operations. Please explain to us, and revise your notes to disclose, the nature of this transaction including how you determined or calculated this expense.

During 2005 in order to settle a dispute between our shareholders the Company entered into a settlement agreement with the applicable parties. As a result of the settlement agreement, one of our shareholders and its affiliate converted their outstanding debt, accrued interest and accrued dividends into shares of Series A Preferred Stock. In connection with that conversion we issued a warrants for 4,000,000 shares of common stock and valued such shares using the Black-Scholes Model. The fair value of those warrants were recorded as a settlement expense in the Statement of Operations. Additionally, the existing warrant outstanding at that time was modified to reduce its exercise price. We considered the reduction of the exercise price to be a component of the settlement expense mentioned above. We also issued a warrant to the other shareholder for 4,000,000 shares of common stock and amended their existing warrants to reduce the exercise price. The value of the new warrant issuance was determined using Black-Scholes Model and an expense was recorded based on the fair value of the warrants issued.

We believe the disclosures in the footnote to the financial statements along with the SB-2 description adequately describes the situation surrounding the settlement agreement.

Statements of Shareholders’ Equity (Deficiency), page F-4

Amanda McManus

December 10, 2007

34. We note your presentation of deferred compensation as a component of stockholders’ equity as of December 31, 2006 and as of June 30, 2007. Please note that in accordance with SFAS No. 123R, any unearned or deferred compensation related to earlier stock compensation awards should be eliminated against the appropriate equity accounts at the time of adoption of SFAS No. 123R. Also, please note that SFAS No. 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided. See paragraph 74 of SFAS No. 123R and SAB 107. Please revise your financial statements accordingly.

In connection with the issuance of a promissory note in January 2005, the Company issued 200,000 warrants to GCA as consideration for the issuance of the promissory note. Using the Black-Scholes Model the fair value of the warrants issued was $28,292. The debit entry was made to deferred compensation instead of loan costs. The loan costs are being amortized over a five year period which is the amount of time the warrant is effective. Since there is no effect on the Statement of Operations the Company considers the reclassification not to be material to the balance sheet classification and will modify on a prospective basis.

35. We note that during 2005 and 2006 you recorded compensation due to stock warrants issued. Please tell us, and disclose in the notes to the financial statements, the nature of these transactions and how you calculated or determined the value of the Warrants issued.

As disclosed in our response to comment 34 above, the Company issued 20,000 warrants to GCA as consideration for the issuance of the promissory note. Those costs should have been classified in the balance sheet as loan costs and was inadvertently classified as deferred compensation. The Company is amortizing the amount computed as a loan cost over the vesting period of the warrants.

The Company issued 20,000 warrants on April 16, 2006 to two unrelated consultants for services provided. The Company valued the warrants as of the date of grant utilizing the Black-Scholes Model and expensed the computed fair value in the quarter that the vesting occurred. We expensed $45,114 and $15,038 related to these warrants in the three month periods ended June 30, 2006 and December 31, 2006, respectively.

Notes to the Financial Statements

General

36. We note from your disclosure on page 5 that GCA Strategic Investment Fund Limited and its affiliate own approximately 65% of your outstanding common shares and control approximately 82% of your outstanding voting securities. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Additionally, please revise the notes to disclose the potential ownership by Baron (sic) upon conversion of Series B Convertible Preferred Stock. Refer to the requirements of paragraph 2 of SFAS 57.

Amanda McManus

December 10, 2007

We believe that our relationship with GCA Strategic Investment Fund Limited and its affiliate and Barron is adequately disclosed in the footnotes to the financial statements. These entities have provided financing to the Company in the past and do not provide any other type of services or support.

Note 1. Organization and Summary of Significant Accounting Policies

Impairment of Long Lived Assets

Goodwill, page F-8

37. We note that as of December 31, 2006 you have $7,100,572 of goodwill, of which $5,219,965 is related to the 2005 acquisitions. In light of your continued operating net losses, please tell us why you believe that the goodwill is not impaired as of December 31, 2006. As part of your response, please specifically address the amount of goodwill that was recorded prior to the 2005 acquisitions.

In accordance with SFAS 142, we perform goodwill impairment tests on all of our acquisitions at year end and whenever an impairment indicator arises. At December 31, 2006, we compared the fair value of the individual reporting units for which the goodwill relates to their carrying amounts, including goodwill. The fair value of the individual reporting unit was greater than its carrying amount for all acquisitions except for one. Fair value was determined using the present value of future cash flows for each reporting unit. We identified an impairment pertaining to the goodwill recorded from the acquisition of the assets of State Inspections of Texas, Inc. in 2004. As a result, we recorded goodwill and related asset impairment charges of $1,071,007 and $97,000 for the years ended December 31, 2006 and 2005, respectively. Goodwill in the amount of $1,880,607, recorded for other acquisitions made prior to 2005 was also tested at the individual reporting unit level and all fair values at the individual reporting units exceeded their respective carrying amounts. Fair value was determined using the present value of future cash flows for each reporting unit.

Note 7. Equity Transactions

38. We note from your disclosures in Note 7 that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company’s common stock have been issued to various parties in exchange for payment of notes payable, in exchange for services rendered, and for the acquisition of businesses. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

In 2005 and 2006, we issued shares of common stock or warrants to purchase common stock to various parties. The common stock or warrants issued in exchange for payment of notes payable, for services rendered and for the acquisition of businesses were recorded based on the fair value of the services received, the dollar amount of the note payable satisfied and the non-cash portion of the acquisition price agreed to at the time of acquisition. For common stock issued, we utilized the closing price of the shares on the day prior to the exchange or acquisition.

Amanda McManus

December 10, 2007

For the warrants issued, the fair value was determined using the Black-Scholes Model. We will expand the disclosures in our next Form 10-KSB.

Preferred Stock

39. We note that on June 30, 2005 you completed a private placement of 2,500,000 shares of Series B Convertible Preferred Stock and 4,390,000 common stock purchase warrants. Please tell us how you analyzed the convertible preferred stock for the existence of a beneficial conversion feature. As part of your response, please tell us the amount of proceeds allocated to the Warrants based on relative fair value. See EITF 98-5 and 00-27.

In accordance with EITF 98-05 and 00-27, we allocated the proceeds of the issuance to the preferred stock and warrants issued based on the relative fair value of the equity instruments. The majority of the fair value related to the preferred stock due to the limitation of the number of shares that the shareholder could convert. The amount of proceeds allocated to the warrants was $106,472, which is included in Additional Paid-in Capital, and to the preferred stock was $6,313,528. The amount reflected in the Statements of Shareholders’ Equity (Deficiency) is net of expenses related to the transaction.

40. We note your disclosure that on August 4, 2005 you entered into an Amendment to the Series B Preferred Stock Purchase Agreement and received an additional $195,000 in cash, which modified the agreement to include, among other things, that “the Investor purchased $6,615,000 of your Preferred B Stock.” In light of the fact that the number of shares Preferred B stock presented on your statements of stockholders equity do not appear to increase, please provide us more details as to the nature of this transaction and how you accounted for it in your financial statements.

The Company sold additional warrants to the shareholder for consideration of $195,000 in cash. While this transaction was done in connection with the Amendment to the Series B Preferred Stock Purchase Agreement, it did not impact the number of shares of preferred stock outstanding.

Common Stock

41. We note from your disclosures that in 2005 you issued a total of 94,682 shares of common stock in exchange for convertible promissory notes. Please tell us the nature of the original conversion terms of each of these convertible promissory notes and tell us whether the shares of stock were exchanged in accordance with the initial conversion terms. If not, please explain why not and tell us how you accounted for these transactions. See APB 26 and FTB 80-1.

All three transactions were converted in accordance with the original terms of the respective promissory notes. The original conversion terms (adjusted for 1 for 10 reverse split) are as follows:

Amanda McManus

December 10, 2007

•

The $140,000 promissory note plus $1,879 in accrued interest was convertible at $2.00 per share. This note and accrued interest was converted at $2.00 per common share and 70,940 common shares were issued.

•

Each of the notes (converted into 12,500 and 11,242 common shares) stipulated that the note be convertible at the bid price of the stock on the date investment is due and payable or at the bid price of the stock on the day the outstanding obligation is satisfied. The notes were converted at the price of the stock on the day the outstanding obligation was satisfied.

Stock Incentive Plans

42. We note your disclosure that as a result of adopting SFAS No. 123R you recorded $222,743. Please revise to disclose the affect of adopting SFAS No. 123R on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. See paragraph 84 of SFAS No. 123R. Also, we note that in your pro forma disclosure illustrating the effect on net income (loss) and earnings (loss) per share for the year ended December 31, 2005 if you had applied the fair value recognition provisions of SFAS No. 123R during that period, you deduct compensation previously recognized of $69,069. Please explain to us why this amount does not appear to correspond to the compensation due to stock option grants amounts recorded on the statement of stockholders equity and statements of cash flow of ($19,949). Also, please revise your disclosure to clearly present the share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards.

Your comment concerning our stock option disclosures contains several components as follows:

•

Since the Company incurred an operating loss in 2006, we felt that the disclosure of the dollar amount of the impact on the current year was adequate. Several captions are not applicable to our income statement presentation such as income from continuing operations, income before income taxes. We agree that the effect on earnings per share should have been disclosed and will do so on a prospective basis. A reader of the financial statements could compute that number with the disclosures reflected in the financial statements.

•

The $(69,069) is being added to the loss in order to reflect the pro forma net loss using the new guideline under FAS 123R. That expense has not previously been deducted and is only shown for pro forma purposes.

•

The $(19,069) amount represents a true up of compensation expense that we incorrectly recorded in a previous period. We consider this amount to be immaterial to the financial statements taken as a whole.

•	Since the Company incurred an operating loss in 2006, there is no tax effect to disclose.

Amanda McManus

December 10, 2007

We believe our current disclosures in our Form 10-KSB materially comply with the disclosure requirements; however, the Company proposes to expand our disclosures to address the above discussion in our next Form 10-KSB filing.

43. Please revise your notes to the financial statements to include all disclosures set forth in paragraph A240 of SFAS No. 123R. These disclosures would include:

•	Weighted average grant date fair value of options granted in 2005 and 2006

•	Total fair value of shares vested during 2005 and 2006

•	Aggregate intrinsic value of exercisable options at December 31, 2006

•	As of December 31, 2006, the total compensation cost related to nonvested awards not yet recognized and weighted average period over which it is expected to be recognized.

The Company has discovered that certain footnotes to our audited financial statements included in the Registration Statement did not reflect the footnotes in the financials as filed in our 2006 Annual Report on Form 10-KSB. The Company inadvertently included a previous version of the footnotes to the audited financial statements in the Registration Statement, and therefore, some of the disclosures you request in this comment 43 will be addressed in the corrected footnotes. The Company will include the footnotes as filed in the 2006 10-KSB when we amend the Registration Statement. In addition, with respect to the remaining disclosures you request above, the Company proposes to include those changes in our next 10-KSB filing in March 2008. With regard to the items that you list in this comment:

•

The table in Footnote 7 of nonvested options and warrants does include the disclosure of the weighted average grant date fair value for the amounts granted in 2006 of $0.62. We did not disclose a similar amount for 2005 and will correct the disclosure in our next Form 10-KSB filing.

•

The table in Footnote 7 of nonvested options and warrants does include the disclosure of the fair value of the shares vested in 2006. We did not disclose a similar amount for 2005 and will correct the disclosure in our next Form 10-KSB filing.

•	We did disclose the intrinsic value of the options outstanding and exercisable at December 31, 2006 in the last sentence of the stock option section of Footnote 7.

•

Footnote 7 discloses the unrecognized stock-based compensation expense of $209,050. We did not disclose the weighted average period within which this expense will be recognized, which is 8 months, and the Company will include that disclosure in our next Form 10-KSB filing.

Warrants

44. We note that you have had several transactions during 2005 and 2006 in which you issued warrants. Please revise to include a table of all warrant activity during the years ended

Amanda McManus

December 10, 2007

December 31, 2005 and 2006 and which includes the beginning and ending balances of warrants outstanding for each of those periods.

Footnote 7 to the financial statements “Equity Transactions” includes a write up and description of the Company’s preferred stock, common stock, stock incentive plans and warrants. Included in these sections is chronological description of the transactions effecting the different equity instruments. The Company believes that the information included in these sections provide enough detail to allow investors to understand the nature and impact of the transactions for the periods disclosed. While the beginning balance of the outstanding warrants is not disclosed the information necessary for an investor to compute that number is available.

The Company will reevaluate its disclosure in its Form 10-KSB filing for the year ending December 31, 2007.

45. We note your disclosure that on February 22, 2005 you issued warrants to acquire up to 25,000 shares of common stock to your CEO as incentive compensation. Please tell us, and disclose in your note, how you accounted for these warrants including the amount of any compensation expense recorded and how you valued the warrants issued. Similarly, please tell us and revise your note to disclose how you valued and accounted for the 200,000 warrants issued on April 17, 2006 for services rendered.

In preparing our response we determined that we inadvertently did not record the issuance of a warrant to purchase 25,000 shares of common stock to our CEO. The fair value of the warrant was $2.29 using the Black-Scholes Model and should have been recorded during our fiscal year 2005. We believe this oversight is not material and does not warrant a restatement of the financial statements.

We accounted for the issuance of the 200,000 warrants issued on April 17, 2006 by recognizing stock compensation expense of $45,114 in the G&A expense line item of our 2006 second quarter financials. We disclosed our total stock compensation expense for the period in the MD&A. The fair values of the stock warrants issued were determined using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 3.0%; expected lives of 3 years; expected volatility of 45.0%; and no dividend yield. We will expand our disclosure in the related warrant note in future filings to reflect the information contained elsewhere in the filing.

Note 9. Related Party Agreements

Settlement Agreement, page F-20

46. We note your disclosure that in 2005 you converted several GCFG and GCA promissory notes and accrued preferred dividends into shares of Series A Convertible Preferred Stock and warrants. Citing relevant accounting guidance, please tell us in detail how you accounted for this transaction, including whether you recognized a gain or loss on the exchange and why or why not and how that gain or loss was calculated. Please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable. Also,

Amanda McManus

December 10, 2007

please tell us how you analyzed the Series A convertible preferred stock for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and 00-27. Additionally, please tell us how you accounted for the warrants issued to Barron Partners, Global Capital Funding Group, and GCA Fund as part of the settlement agreement, as well how you accounted for the modification to the exercise price of certain existing warrants.

On October 14, 2005, the Company entered into a settlement agreement with two of its shareholders in order to settle a dispute involving the Company and two shareholders. The terms of the settlement agreement are disclosed in Footnote 9 of the Company’s 2006 Form 10-KSB. In connection with this agreement, the Company recorded a settlement expense of $1,660,538 in the Statement of Operations in 2005.

The following is a summary of how each of the components of the settlement agreement was accounted for:

•

the Company issued preferred stock to settle the outstanding balances on certain notes payable and accrued interest and dividends. The notes that were settled did not contain any conversion rights. We accounted for the exchange of preferred stock and accrued interest before its scheduled maturity in accordance with FTB 80-1 and treated it as an early extinguishment of debt. No gain or loss was recognized on this component of the transaction in accordance with APB No. 26. The newly issued preferred stock did not have any beneficial conversion features as there were no warrants attached or embedded in the preferred stock; and

•

the Company also issued additional warrants to the two shareholders who were party to the settlement agreement. The warrants were valued on the date of the settlement agreement using the Black-Scholes Model. In addition, certain warrants which were outstanding at the date of the Settlement Agreement were modified to reduce the exercise price of those warrants to be consistent with the exercise price of the newly issued warrants. The Company considered the fair value of the new warrants to be the cost of the settlement and recorded an expense for the entire amount associated with the new warrants.

Note 10. Business Acquisition, page F-21

47. We note from your disclosure in Note 10 that of the $2,500,000 purchase price of Just Inc., $200,000 consisted of 142,860 shares of common stock and of these shares 71,430 shares were issued in September 2006 and 71,430 shares will be issued in 2007. Please explain to us why the shares of common stock were not issued at the time of the acquisition of Just, Inc. If there was a contingency agreement, please tell us, and disclose in your notes to the financial statements, the nature and terms of the contingency. Also, please tell us how the shares were valued at the time of the acquisition and explain your basis for the accounting treatment of these shares of common stock.

Amanda McManus

December 10, 2007

The purchase price agreed to with the shareholders of Just, Inc. was $2,300,000 in cash and $200,000 worth of shares in our common stock. The total number of shares paid (142,860) was determined based on the closing price of our shares at the time of closing. We mutually agreed with the owners of the acquired company, Just, Inc. to withhold payment of the 142,860 shares and $100,000 for a period of one year as a potential offset against any unknown and/or unrecorded liabilities of Just, Inc at the time of closing. We recorded a $300,000 liability in our financials to reflect this obligation to pay the remainder of the acquisition price. Upon the one year anniversary of the acquisition, we paid the $100,000 in cash and issued the remaining 142,860 shares at two different dates when we determined that there were no additional unknown or unrecorded liabilities of Just, Inc. We believe the issuance of shares was recorded in accordance with FASB 141. There were no other contingency agreements or earn outs.

48. We note that it appears based on your disclosures in Note 10 that the acquisition of Mr. Sticker, Inc. was significant at over the 70% level. In light of this high level of significance, we believe your Form SB-2 should include audited financial statements of Mr. Sticker Inc. for the same number of periods for which you are required to file audited financial statements of the consolidated company. In light of the fact that the acquired operations of Mr. Sticker, Inc. have been included in the audited results of the Company since June 30, 2005, there are three options for you to file financial statements of Mr. Sticker. First, you can file audited financial statements of Mr. Sticker from January 1, 2005 through June 30, 2005. Second, you can file audited financial statements of Mr. Sticker for the year ended December 31, 2004 and unaudited financial statements for the period from January 1, 2005 through June 30, 2005. Thirdly, you can choose to file audited financial statements of the consolidated company (Speedemissions) for the six months ended June 30, 2007. Please choose one of the three options and revise to include the applicable financial statements.

The Company completed the acquisition of Mr. Sticker on June 30, 2005. For the period from July 1, 2005 through December 31, 2006, the operations of Mr. Sticker are reflected in the audited consolidated financials for Speedemissions, Inc. On September 13, 2005 the Company filed a Form 8-K/A which included the audited financial statements of Mr. Sticker for each of the years ended March 31, 2005 and 2004. In addition, the Form 8-K/A filing included unaudited results for the six months ended June 30, 2005. Mr. Sticker’s fiscal year end was March 31, while the Company’s year end is December 31. The Company proposes to include the audited financial statements of Mr. Sticker for the year ended March 31, 2005 and the six month unaudited period ended June 30, 2005 (which includes the three month period in question ended June 30, 2005) in the amended Registration Statement, and we believe that the inclusion of this information would substantially comply with the SEC requirements. Moreover, the Company believes that the six month period ended June 30, 2005 is a more appropriate stub period since it more closely ties into the Company’s fiscal reporting period. In addition, the records for the three months ended June 30, 2005 are unavailable, and therefore, it would not be practical for the Company to comply with a requirement to include the unaudited financial statements for such three month period.

Note 11. Risks and Uncertainties, page F -23

Amanda McManus

December 10, 2007

Arrangements with Shareholders

49. We note from your disclosure that if you fail to maintain effectiveness of a resale registration statement for the shares held by Barron without Barron’s consent, then you must pay to Barron in the form of shares of Series B Convertible Preferred Stock an amount equal to 24% of the purchase price of $6,615,000. Please tell us how you considered the guidance in paragraph 7 of FSP EITF 00-19-2. Also, please revise your notes to the financial statements to include the disclosures required in paragraph 12 of FSP EITF 00-19-2, as applicable.

We agree that in our fiscal year beginning January 1, 2007, paragraph 7 of FSP EITF 00-19-2 applies and that a contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement exists. As disclosed in our risk factors, the contingent obligation applies to us maintaining an effective registration statement for Barron’s Series B Convertible Preferred Stock. However, we have determined that a payment or transfer of consideration under the registration payment arrangement is not probable as required by paragraph 11 of FSP EITF 00-19-2. Barron has also provided us with a waiver of the effectiveness requirement for the current registration statement containing Barron’s Series B Convertible Preferred Stock as allowed in Barron’s Series B Convertible Preferred Stock purchase agreement.

We believe our current disclosures in our Form 10-KSB materially comply with the disclosure requirements outlined in paragraph 12 of FSP EITF 00-19-2. However, we will expand our discussion in our next filing to include the ability of Barron to waive this contingent obligation and to clarify that the requirement is perpetual.

50. We note your disclosure that if a shareholder other than GCA Fund acquires greater than 33 1/3% or more of outstanding common stock of the Company without prior approval of GCA Fund, the Company might be required to redeem the Series A Preferred Stock. In light of the fact that it appears the redemption requirements for the Series A Preferred Stock are outside the control of the Company, we believe the Series A Preferred Stock should be presented outside of permanent equity on the face of the balance sheet in accordance with the guidance in EITF Topic D-98. Please revise or alternatively, tell us why you believe permanent equity classification is appropriate.

The Company issued the Series A Convertible Preferred Stock on January 21, 2004. At the time of this issuance the Company’s position was that any redemption under the contingent redemption condition was under the control of the Company. GCA was the only non-employee holder of any stock options or warrants to purchase stock of the Company when the Series A Preferred Stock was issued. Thus, in order for another entity to acquire greater than 33 1/3% of the outstanding common stock, the Company would have to issue additional shares and therefore the Company was in control of any action which could result in the redemption contingency condition being met.

Since the issuance of the Series A Preferred Stock, the Company has issued additional preferred stock (Series B Convertible Preferred Stock) along with warrants. The Company

Amanda McManus

December 10, 2007

currently has in place certain contractual limitations on the Series B Preferred Stock and warrants held by Barron Partners LP (who holds the majority of the warrants) which limits the ability of the holder of these securities to acquire more than 4.99% of the Company’s shares. That limitation precludes an action which could result in the contingent redemption condition being met. There is, however, one unlikely scenario that is outside the control of the Company which could result in the contingent redemption condition being met: Barron Partners LP could obtain a waiver of the limitation on its acquisition of shares if the majority of the holders of the outstanding common stock who are not affiliates agree to such waiver. However, the Company continues to consider the redemption of Series A to be a remote contingency, and even if another entity acquired greater than 33 1/3% the redemption is not mandatory as the holders of the Series A Preferred Stock have the option to waive their redemption rights. The Company maintains that redemption of Series A is remote, thus meeting the “not probable” condition in EITF D-98, and the current classification as permanent equity is appropriate.

Interim Financial Statements for the Six Months Ended June 30, 2007

General

51. Please revise the notes to the Company’s interim financial statements to give effect to our comments on the Company’s audited financial statements, where applicable.

We intend to make any necessary revisions to the notes on the Company’s interim financial statements based upon the SEC’s final comments regarding the Company’s audited financial statements.

Note 9. Subsequent Events, page F-35

52. We note from your disclosure on page 1 that you currently have 5,162,108 shares of common stock outstanding. In light of your disclosures to your interim financial statements that as of June 30, 2007 you had 3,034,958 shares of common stock outstanding, please revise your subsequent events note to include disclosure of the nature and terms of the transactions which resulted in an increase in common shares outstanding subsequent to June 30, 2007. Also, please revise your discussion in MD&A to disclose the nature of these transactions.

The most recent interim financial statements, which are as of September 30, 2007, include a subsequent events note that discloses the nature and terms of the transactions which resulted in an increase in common shares outstanding subsequent to June 30, 2007. The September 30, 2007 interim financials will be attached to the amended registration statement.

Part II

Recent Sales of Unregistered Securities, page II-1

53. Please revise this section to identify the “certain warrantholders” in each transaction. Refer to Item 701 of Regulation S-B.

Amanda McManus

December 10, 2007

We intend to add the following before the last sentence of the paragraph under the “Recent Sales of Unregistered Securities,” currently on page II-1:

These warrantholders were as follows: GCA Strategic Investment Fund Limited, Michael S. Brown, Richard A. Parlontieri, Gerald Amato, Stephen Booke, Michael Vuocolo, and Robert L. Bilton.

54. Please ensure that your disclosure here covers all issuances of securities without registration within the past 3 years. For example, we note that you issued a total of 50,000 shares of common stock in exchange for consulting services in January 2006.

We intend to amend our Registration Statement to reflect all issuances of securities without registration within the past three years as described below:

•

On January 18, 2005, we issued a total of 25,000 shares of our common stock, restricted in accordance with Rule 144, to two unrelated consultants for services rendered during the year ended December 31, 2004. The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investors were accredited.

•

On January 26, 2005, we issued warrants to acquire 10,000 shares of our common stock at $3.57, restricted in accordance with Rule 144, to GCA Strategic Investment Fund Limited as consideration for the issuance of a promissory note. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On February 22, 2005, we issued a total of 25,000 shares of our common stock, restricted in accordance with Rule 144, to Calabria Advisors, LLC, an entity controlled by Mr. Richard A. Parlontieri, our President, Chief Executive Officer, and a Director. Calabria Advisers, LLC provided us with consulting services. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On February 22, 2005, we issued warrants to acquire up to 25,000 shares of our common stock at an exercise price of $2.50 per share, restricted in accordance with Rule 144, to Richard A. Parlontieri, our President, Chief Executive Officer, and a Director. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On March 10, 2005, we issued warrants to acquire up to 25,000 shares of our common stock, restricted in accordance with Rule 144, to two principals of GCA Strategic Investment Fund Limited at an exercise price of $2.50 per share. The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investors were accredited.

•

On April 11, 2005, we issued a total of 25,000 shares of our common stock, restricted in accordance with Rule 144, to Calabria Advisors, LLC, an entity controlled by Mr. Richard A. Parlontieri, our President, Chief Executive Officer, and a Director. Calabria Advisers, LLC provided us with consulting services.

Amanda McManus

December 10, 2007

The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On June 17, 2005, we issued a total of 12,500 shares of our common stock, restricted in accordance with Rule 144, to Calabria Advisors, LLC, an entity controlled by Mr. Richard A. Parlontieri, our President, Chief Executive Officer, and a Director, in conversion of $25,000 in outstanding principal amount on one outstanding promissory note. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On June 30, 2005, we issued warrants to acquire 285,000 shares of our common stock at $0.60 per share to a single accredited investor, as consideration for services rendered in conjunction with the Preferred B Stock transaction. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On June 30, 2005, we issued warrants to acquire 50,000 shares of our common stock at $2.00 per share to a single accredited investor, as consideration for services rendered in conjunction with the Preferred B Stock transaction. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On June 30, 2005, we completed a private placement of 2,500,000 shares of its Series B Convertible Preferred Stock (the “Preferred B Stock”) and 4,390,000 common stock purchase warrants (“B-1 Warrants” and “B-2 Warrants”) to Barron Partners LP, in exchange for gross proceeds to the Company of $6,420,000. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder, and the investor was accredited. On August 4, 2005, the B-1 Warrants were increased to 2,621,495 shares at $2.40 per share, the B-2 Warrants were increased to 1,965,934 shares at $4.80 per share, and an additional common stock purchase warrant was issued for 4,000,000 shares at $1.20 per share per the terms of a settlement agreement.

•

On July 25, 2005, we issued a total of 2,553 shares of our common stock, restricted in accordance with Rule 144, to two individuals for services rendered. The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investors were accredited.

•

On July 25, 2005, we issued a total of 18,298 shares of our common stock, restricted in accordance with Rule 144, to two individuals as additional consideration related to the purchase of Mr. Sticker, Inc. The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investors were accredited.

•

On July 25, 2005, we issued a total of 70,940 shares of our common stock, restricted in accordance with Rule 144, to one shareholder upon the conversion of $140,000 in outstanding principal amount and $1,879 in accrued but unpaid interest on one outstanding convertible promissory note. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

Amanda McManus

December 10, 2007

•

On July 25, 2005, we issued a total of 11,242 shares of our common stock, restricted in accordance with Rule 144, to Calabria Advisors, LLC, an entity controlled by Mr. Richard A. Parlontieri, our President, Chief Executive Officer, and a Director, upon the conversion of outstanding principal amounts and accrued but unpaid interest of $26,418 in outstanding convertible promissory notes. Calabria Advisers, LLC provided us with consulting services. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On July 25, 2005, we issued a total of 13,889 shares of our common stock, restricted in accordance with Rule 144, to legal counsel for services rendered. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On October 14, 2005, the combined principal amount of $2,045,000 and accrued interest amount of approximately $285,000 outstanding under several promissory notes, with GCA Strategic Investment Fund Limited and Global Capital Funding Group L.P., were converted into 2,330 shares of the Company’s Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock is convertible into 833.33 shares of the Company’s common stock or 1,941,659 shares of common stock in the aggregate. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On October 14, 2005, GCA Strategic Investment Fund Limited, a majority shareholder converted accrued preferred dividends of $302,847 into 303 shares of the Company’s Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock is convertible into 833.33 shares of the Company’s common stock or 252,499 shares of common stock in the aggregate. GCA Strategic Investment Fund Limited and the Company agreed to terminate the dividend feature on the Series A Convertible Preferred Stock as of the conversion date. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On November 17, 2005, in conjunction with a Settlement Agreement, as discussed further in Note 9, we issued warrants to acquire 4,000,000 shares of our common stock at $1.20 per share, to Barron Partners LP, as consideration under the Settlement Agreement, in settlement of the Dispute. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On November 17, 2005, in conjunction with a settlement agreement, we issued warrants to acquire 2,400,000 shares of our common stock at $1.20 per share, to Global Capital Funding Group, LP as consideration under the Settlement Agreement, in settlement of the Dispute. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•	On November 17, 2005, in conjunction with the above-referenced Settlement Agreement, we issued warrants to acquire 1,600,000 shares of our common stock

Amanda McManus

December 10, 2007

at $1.20 per share, to GCA Strategic Investment Fund Limited, as consideration under the Settlement Agreement, in settlement of the Dispute. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On November 21, 2005, we issued a total of 25,000 shares of our common stock, restricted in accordance with Rule 144, to an individual who provided us with consulting services. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On January 30, 2006, we issued a total of 50,000 shares of our common stock, restricted in accordance with Rule 144, to an individual who provided us with consulting services. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On April 17, 2006, the Company issued $18,500 shares of its common stock, restricted in accordance with Rule 144, to an individual who provided us with consulting services. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

•

On April 17, 2006 we issued warrants to acquire up to 200,000 shares of our common stock at $1.00 per share, restricted in accordance with Rule 144, to two unrelated consultants who provided us with consulting services. The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the consultants are sophisticated investors and familiar with our operations.

•

On September 13, 2006, we issued 71,430 shares of common stock valued at $100,000 to the two shareholders of Just, Inc. per the September 2005 Just, Inc. purchase agreement in which we were obligated to issued 142,498 shares valued at $200,000 to the shareholders. We issued the remaining 71,430 shares of common stock valued at $100,000 to the same two shareholders on April 24, 2007. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited.

Undertakings, page II-4

55. Please revise to provide the undertakings in Item 512(i) of Regulation S-K.

We intend to add the following as “(4)” under “B” in the “Undertakings” section, currently on page II-4:

(4) That, for determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Amanda McManus

December 10, 2007

Other

56. The financial statements should be updated, as necessary, to comply with Rule 3-10(g) of Regulation S-B at the effective date of the Registration Statement.

We intend to update our financial statements as may be necessary at the effective date of the registration statement.

57. Provide a currently dated consent from the independent public accountant in the amendment.

We intend to file a currently dated consent from our independent public accountant when we file an amended Registration Statement.

Any questions regarding the above responses or the Registration Statement can be directed to me at (770) 306-7667 or to Bruce Parsons at (205) 458-5303.

Thank you for your attention to this filing and response.

Very truly yours,

Michael S. Shanahan
Chief Financial Officer